UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-52351

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Consuchia Securities Inc._

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

273 Ponce de Leon Ave.   Suite 1201

(No. and Street)

San Juan   _PR_   _00917_

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pedro J. Serralles IV   _787-763-5868 x 249_

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevane Soto Pasarell Grant Thornton LLP

(Name – if individual, state last, first, middle name)

33 Bolivia St.   _San Juan_   _PR_   _00917_

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 18 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED
FEB 27 2006

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, PEDRO J. SERRALLES IV _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Consultua Securities, Inc _____, as of February 24 _____, 20 06 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

ATF 748

_____
Signature

_____
COO
Title

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONSULTIVA SECURITIES, INC.
(a wholly-owned subsidiary of
Consultiva Internacional, Inc.)

FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

TOGETHER WITH AUDITORS' REPORT

CONSULTIVA SECURITIES, INC.

INDEX



**Certified Public Accountants
and Management Advisors**
Puerto Rico member of
Grant Thornton

Kevane Soto Pasarell Grant Thornton LLP

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
    Consultiva Securities, Inc.:

We have audited the accompanying balance sheets of **Consultiva Securities, Inc.** (a wholly-owned subsidiary of Consultiva Internacional, Inc.), as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion thereon based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Consultiva Securities, Inc.**, as of December 31, 2005 and 2004, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Soto Pasarell Grant Thornton LLP

San Juan, Puerto Rico,
  January 26, 2006.





2107825

33 Bolivia Street
4th Floor
San Juan
Puerto Rico 00917
T (787) 754-1915
F (787) 751-1284
E ksp@kevane.com
www.kevane.com

-1-

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

BALANCE SHEETS -- DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS:		
Cash	$ 39,037	$ 1,654
Commissions receivable	92,196	26,380
Prepayments	1,466	5,942
Total current assets	132,699	33,976
DEPOSIT WITH CLEARING HOUSE	52,258	51,072
Total assets	$ 184,957	$ 85,048

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
LIABILITIES:		
Due to parent company	$ 31,868	$ 42,963
Accounts payable	33,482	9,833
Income tax payable	2,651	-
Total liabilities--all current	68,001	52,796
STOCKHOLDER'S EQUITY:		
Common stock, $100 par value, 10,000 shares authorized, 70 shares issued and outstanding	7,000	7,000
Additional paid-in capital	80,000	50,000
Retained earnings (Accumulated deficit)	29,956	(24,748)
Total stockholder's equity	116,956	32,252
Total liabilities and stockholder's equity	$ 184,957	$ 85,048

The accompanying notes are an integral
part of these balance sheets.

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CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
COMMISSIONS AND FEES	$ 412,904	$ 262,758
OPERATING EXPENSES:		
Management fee	158,794	124,541
Administrative expenses	66,300	62,387
Clearing fees	57,762	37,643
Professional services	19,717	32,206
Insurance	26,687	22,315
Others	26,335	21,157
Total operating expenses	355,595	300,249
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	57,309	(37,491)
PROVISION FOR INCOME TAXES	(2,605)	-
NET INCOME (LOSS)	$ 54,704	$ (37,491)

The accompanying notes are an integral
part of these statements.

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (ACCUMULATED DEFICIT)	TOTAL
BALANCE, December 31, 2003	$ 7,000	$ 50,000	$ 12,743	$ 69,743
NET LOSS	-	-	(37,491)	(37,491)
BALANCE, December 31, 2004	7,000	50,000	(24,748)	32,252
ADDITIONAL CONTRIBUTED CAPITAL	-	30,000	-	30,000
NET INCOME	-	-	54,704	54,704
BALANCE, December 31, 2005	$ 7,000	$ 80,000	$ 29,956	$ 116,956

The accompanying notes are an integral
part of these statements.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers and others	$ 347,088	$ 247,692
Cash paid to suppliers	(324,819)	(303,820)
Income taxes paid	(2,605)	-
Net cash provided by (used in) operating activities	19,664	(56,128)
CASH FLOWS USED IN INVESTING ACTIVITIES--		
Cash deposited with clearing house	(1,186)	(290)
CASH FLOWS FROM FINACING ACTIVITIES--		
(Payments to) advances from parent company	(11,095)	19,459
Additional contribution to capital account	30,000	-
Net cash provided by financing activities	18,905	19,459
INCREASE (DECREASE) IN CASH	37,383	(36,959)
CASH, beginning of year	1,654	38,613
CASH, end of year	$ 39,037	$ 1,654
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net income (loss)	$ 54,704	$ (37,491)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities-		
Changes in assets and liabilities-		
Increase in accounts receivable	(65,816)	(15,066)
Decrease in prepayments	4,476	9,530
Increase (decrease) in accounts payable	23,695	(13,101)
Increase in income tax payable	2,605	-
Total adjustments	(35,040)	(18,637)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ 19,664	$ (56,128)

The accompanying notes are an integral
part of these statements.

-5-

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(1) Nature of operations and
significant accounting policies:

Consultiva Securities, Inc. (the Company) is a wholly-owned subsidiary of Consultiva Internacional, Inc. and was organized under the laws of the Commonwealth of Puerto Rico on January 25, 1999. The Company began its operations in June 2001. The Company is primarily engaged in rendering brokering services as an introducing broker. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via First Clearing Corp., a correspondent U.S. based firm, who maintains all accounts for the customers. The most significant accounting policies followed by the Company are the following:

(a) Revenue recognition-
Commission revenues are recorded on a settlement date basis.

(b) Use of estimates -
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Allowance for doubtful accounts -
The Company estimates losses for uncollectible accounts based on the aging of the commissions receivable and the evaluation of the likelihood of success in collecting the receivable.

(d) Income taxes -
The Company follows the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This statement requires an asset and liability approach for financial accounting and reporting for income taxes.

(2) Net capital requirements:

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

At December 31, 2005 and 2004, the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Account
2005	0.59 to 1	$ 5,000	$ 115,490	$ 110,490
2004	2.01 to 1	$ 5,000	$ 26,310	$ 21,310

(3) Deposit with Clearing House:

This constant deposit is a requirement of First Clearing Corporation, the U.S. based entity providing clearing and custodial services for the Company and which maintains all customer accounts. The amount of the deposit was invested by First Clearing Corporation in a money market account.

(4) Related party transactions:

During the years ended December 31, 2005 and 2004, the Company engaged in transactions with its parent company mostly related to advances received and management fees. Amounts due at year-end are non-interest bearing and have no specific repayments terms.

	2005	2004
Due to parent company	$ 31,868	$ 42,963
Management fee expense	$ 158,794	$ 124,541

(5) Income taxes:

The Company calculates its income tax provision on its pre-tax accounting income at statutory rates (which range from 20% to 39%), after taking into consideration any permanent or temporary differences (non deductible expenses). For the year ended December 31, 2005, the Company used available net operating losses from previous years amounting to $37,491.

(6) Supplementary information:

The accompanying Schedule I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Other schedules, such as, Determination of Reserve Requirements, Information Relating to Possession or Control Requirements, and Schedule of Segregation Requirements which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2005 and 2004, the Company has had no activities that would need to be disclosed on such schedules.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005 AND 2004

	2005	2004
NET CAPITAL:		
Capital per audited financial statements	$ 116,956	$ 32,252
Less-Non-allowable asset- prepayments	(1,466)	(5,942)
Net capital	$ 115,490	$ 26,310
AGGREGATE INDEBTEDNESS:		
Items included in the accompanying balance sheet	$ 68,001	$ 52,796
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum required net capital (aggregate indebtedness / 15)	$ 4,533	$ 3,520
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Highest minimum net capital requirement (highest of above amounts)	$ 5,000	$ 5,000
Excess net capital (net capital - $5,000)	$ 110,490	$ 21,310
Excess net capital (net capital - 10% of aggregate indebtedness)	$ 108,690	$ 21,030
Ratio: Aggregate indebtedness to net capital	0.59	2.01

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

RECONCILIATION OF AGGREGATE INDEBTEDNESS

PURSUANT TO RULE 17A-5 (D)(4)

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005 AND 2004

	2005	2004
RECONCILIATION WITH COMPANY'S COMPUTATION (included in part 11A Form X-17a-5 as of December 31, 2005 and 2004):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 65,396	$ 53,452
Audit adjustments	2,605	(656)
Aggregate indebtedness, as reported in Schedule I	$ 68,001	$ 52,796



**Certified Public Accountants
and Management Advisors**
Puerto Rico member of
Grant Thornton

Kevane Soto Pasarell Grant Thornton LLP

INDEPENDENT AUDITORS' REPORT ON INTERNAL

CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5

To the Board of Directors of
  Consultiva Securities, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of **CONSULTIVA SECURITIES, INC.** (a wholly-owned subsidiary of Consultiva Internacional, Inc.) (the Company) for the years ended December 31, 2005 and 2004, we considered its internal control including control activites for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)   Making quarterly securities examinations, counts verifications, and comparisons.

(2)   Recordation of differences required by rule 17a-13.

(3)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimate and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



33 Bolivia Street
4th Floor
San Juan
Puerto Rico 00917
T (787) 754-1915
F (787) 751-1284
E ksp@kevane.com
www.kevane.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Juan, Puerto Rico,
    January 26, 2006.



2107826

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